Onlinetel Signs Further Termination Agreements for US and Canada

Toronto, May 14th /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) announced today that its wholly owned subsidiary Onlinetel Corp., a leader in Voice over Internet Protocol communications, has secured various new agreements valued at over $300,000 per month with telecommunication carrier/re-sellers in the United States and Canada.

The agreements provide the carrier/re-sellers with a seamless connection to Onlinetel's private IP network from the United States to Canada and Canada to the United States through its Carrier Termination Service. The initial agreements created with the carrier/re-sellers provide for and is expected to result in increased contract levels of usage.

Onlinetel launched its VoIP-based Carrier Termination Service on April 10th and has secured agreements with anticipated revenues of over $450,000 per month during the first thirty days of marketing. These contracts will be implemented over the next 45 days. The demand for domestic termination in North America is strong and in addition, Onlinetel is entertaining international termination inquiries. Based on demand both domestically and internationally, Onlinetel will continue to aggressively expand its Carrier Termination Services accordingly, throughout the balance of 2002.

Gerry Racicot, CEO of Eiger Technology, Inc. commented, "We are pleased Onlinetel has closed termination contracts that put it in a positive position for cash flow and profit. Over the next 45 days Onlinetel will be in a position to implement these contracts, expand its system capacity, prepare for the ability to expand the size of its current contracts, and close additional contracts currently under negotiations, further positioning itself as Canada's premier VoIP Company."


Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.